100 Park Avenue, Suite 1500

New York, NY 10017

Tel 212.878.7900 Fax 212.692.0940

www.foxrothschild.com

Alison Newman

Direct Dial: 212-878-7997
Email Address: ANewman@Foxrothschild.com

May 30, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark P. Shuman
Ivan Griswold
Laura Veator
Stephen Krikorian

Re:	Medical Transcription Billing, Corp.
Registration Statement on Form S-1
Filed on May 8, 2014
File No. 333-192989

Ladies and Gentlemen:

On behalf of our client, Medical Transcription Billing, Corp. (“MTBC” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 23, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, MTBC has revised the Registration Statement and is filing Amendment No. 3 to the Registration Statement with this response letter. We are also providing by overnight mail for the Staff’s reference a copy of Amendment No. 3 to the Registration Statement marked to show all changes from the Registration Statement filed on May 8, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

U.S. Securities and Exchange Commission

May 30, 2014

Risk Factors

“In prior acquisitions, we have encountered difficulties in retaining …,” page 13

1. Please expand this risk factor to include the information you provided in response to prior comment 10.

The Company advises the Staff that it has revised the disclosure on page 13 as requested by the Staff.

Prospectus Summary, page 2

2. Please disclose the percentage of your common stock that, upon completion of the offering, will be held by directors, executive officers and principal stockholders. Also, briefly identify any corresponding risks to investors.

The Company advises the Staff that it has revised the disclosure on page 7 as requested by the Staff.

“The health care industry is heavily regulated …, ” page 25

3. In the context of discussing regulatory risks, you explain that the fee structure you utilize predominates in the medical billing industry. This mitigating disclosure is inappropriate in the context of the risk factor discussion. Please revise.

The Company advises the Staff that it has revised the disclosure on page 25 as requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 74

4. You state that you have obtained a support letter from Mahmud Haq, our Chief Executive Officer, pursuant to which he has notified you of his intent and ability to provide you with up to $400,000 in the form of equity or a loan. Yet the agreement with your CEO filed as exhibit 10.10, does not provide a specific dollar amount. Please advise.

U.S. Securities and Exchange Commission

May 30, 2014

The Company advises the Staff that it has updated the Exhibit 10.10 as requested.

Notes to Consolidated Financial Statements as of and for the Years Ended December 31, 2013 and 2012

13. Income Taxes, page F-24

5. We note your disclosure that for state tax purposes, the Company’s Pakistan earnings generally are not taxed. As a result, the Company has reported cumulative losses at the state level for the last three years. However, we note that you have recorded state tax expense of $41,714 for the year ended December 31, 2013. Please clarify the nature of this tax expense, and revise your disclosure accordingly. Further, we note your disclosure that it is more likely than not that you will not be able to utilize your state deferred tax assets, and a valuation allowance has been recorded against all state deferred tax assets as of December 31, 2013. We note that the valuation allowance against your state operating loss carry forwards is $82,000. However, we note that your deferred tax asset relating to your state operating loss carry forwards is only $17,000. Please reconcile these amounts and revise your disclosures accordingly.

The Company advises the Staff that the $41,714 of state tax expense for the year ended December 31, 2013 primarily arose due to the true-up of New Jersey state net operating losses because the dividend exclusion is not an allowable deduction in computing the New Jersey state net operating loss. During 2013, the Company determined that the charge is a change in estimate rather than a correction of an error as they needed to complete the filing of its New Jersey state tax return and finalize the sub part F computation which was not available as of the balance sheet date. To close the books on a timely basis, the Company used an approach common in practice wherein a blended state rate is used to calculate state deferred tax assets. Based on the aforementioned, the Company concluded the state net operating loss adjustment related to the prior year was a change in estimate.

The Company also advises the staff that it recorded a valuation allowance of $82,052 against all of its net state deferred tax assets as of December 31, 2013. Net state deferred tax assets included $17,499 related to state net operating losses carryforwards, as well as other net state deferred tax assets of $62,603 resulting from temporary differences.

Consolidated Financial Statements as of and for the Three Months Ended March 31, 2014 and 2013

U.S. Securities and Exchange Commission

May 30, 2014

Notes to Consolidated Financial Statements as of and for the Three Months Ended March 31, 2014

10. Income Taxes

6. We note your disclosure that because a relatively small change in your projected pre-tax income (loss) could result in a volatile annual effective rate, you used a discrete tax approach in calculating the tax benefit for the three months ended March 31, 2014. Please clarify the authoritative literature you are relying on in following this approach. In this regard, your rationale does not appear to meet the conditions of ASC 740-270-30-36(b) allowing for exclusion of a jurisdiction from the overall computation of the estimated annual effective tax rate. If you are asserting that you are unable to estimate an annual effective tax rate in a foreign jurisdiction in dollars, or you are otherwise unable to make a reliable estimate of your ordinary income or loss, or the related tax or benefit, please clarify why you are unable to make these estimates and revise your disclosures accordingly. Please also clarify the factors that have changed from your previous interim reporting periods. Further, tell us how you considered the provisions of ASC 740-270-30-17 which require that an estimated annual effective tax rate be applied to the portion of ordinary income and the related tax that can be reliably estimated.

The Company advises the Staff that it relied on ASC 740-270-30-18 and ASC 740-270-30-28 and -29 in following a discrete tax approach as opposed to an annual effective tax rate approach.

ASC 740-270-30-18 states that “estimates of the annual effective tax rate at the end of interim periods are, of necessity, based on evaluations of possible future events and transactions and may be subject to subsequent refinement or revision. If a reliable estimate cannot be made, the actual effective tax rate for the year to date may be the best estimate of the annual effective tax rate.”

The Company believes that its estimate of the annual effective tax rate is unreliable due to high sensitivity of the effective tax rate to small changes in the Company’s ordinary income (loss). A small change in an entity’s estimated ordinary income would produce a significant change in the effective tax rate because the estimated ordinary income for the full year is close to breakeven, and there are minimum taxes in some jurisdictions and permanent items. Based on the aforementioned, an estimate of the effective tax rate would not be reliable if a small change in ordinary income were to occur.

In previous interim reporting periods, the estimated ordinary income for the full year was not close to breakeven. The Company considered the provisions of ASC 740-270-30-17, but deemed that it was not applicable. ASC 740-270-30-28 states that in addition to that limitation in the effective rate computation, if the year-to-date ordinary loss exceeds the anticipated ordinary loss for the fiscal year, the tax benefit recognized for the year to date shall not exceed the tax benefit determined, based on the year-to-date ordinary loss, in accordance with paragraphs 740-270-30-30 through 30-33.

U.S. Securities and Exchange Commission

May 30, 2014

Exhibits

7. Please include an updated consent from your independent registered public accounting firm.

The Company advises the Staff that it has filed the updated consent from our independent registered public accounting firm as requested by the Staff.

In addition to the foregoing, the Company advises the Staff that in furtherance of the undersigned’s conversation with Staff Attorney, Ivan Griswold, the Company has revised the going concern risk factor on page 19 and will file updated consents for Anne Busquet and Alexander Tabibi with this filing.

Sincerely,

/s/ Alison Newman

cc:	Mahmud Haq, Medical Transcription Billing, Corp.
Bill Korn, Medical Transcription Billing, Corp.
Stephen Snyder, Medical Transcription Billing, Corp.
Mitchell Nussbaum, Loeb & Loeb LLP